

TRANSMISSÃO PAULISTA

03 SEP -9 AM 7:21

Data São Paulo, September 3, 2003

Ref.CT/F/03189/2003

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549


03029865

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista hel on August 25, 2003, regarding the approval of the imputation of remuneratory interest own capital, in the amount of R$ 68,400,000.00, to the amount of the dividends dealt with paragraph 1, of article 31, of the Bylaws,for your archives. We submit this information t you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under th Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

dlw 9/9

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 84
01415-903 - São Paulo - S
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 92nd MEETING OF THE BOARD OF DIRECTORS

On August 25, 2003, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities..., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the Councilmembers Mr. Luiz de Freitas Bueno and Mr. Miguel Carlos Fontoura da Silva Kozma. .... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, "**Semiannual distribution of dividends**", asking the Chief Financial Office and Investors Relations Director, Mr. Cláudio Cintrão Forghieri, to submit the matter, what was made based on the Resolution of the Executive Committee No. 891/01/189th, of 08/19/2003, and on the Proposal to the Board of Directors and on the transparent sheets shown, that make part of the documents of the meeting. The matter was put to discussion and following to voting, resulting unanimously **approved** the imputation of remuneratory interest on own capital, credited to the shareholders on 05/31/2003, in the amount of R$ 68,400,000.00, to the amount of the dividends dealt with in paragraph 1, of article 31, of the Bylaws. ....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Alexandre Magalhães da Silveira, Alexandre Ribeiro Motta, Carlos Pedro Jens, Claudia Maria Costin, Eduardo Refinetti Guardia, Fernando Carvalho Braga,